25002183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48854

NNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing FEB 2 7 2025 Washington, DC

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rice Voelker, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

625 Girod St Suite B
(No. and Street)

Mandeville	LA	70448
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Parrie	(985) 898-3957	adam@ricevoelker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, a Professional Account Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Parrie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rice Voelker LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer / FINOP

[signature] Ladae Prism McConnell

Notary Public

LADAE PRISM MCCONNELL
Notary Public - Notary Seal
STATE OF MISSOURI
Ray County
My Commission Expires: Aug. 17, 2026
Commission #22701820

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rice Voelker
Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2024, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 23, 2025

RICE, VOELKER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2024

Assets		
Cash and Cash Equivalents	$	793,439
Financial Instruments Owned, at Fair Value		2,473,595
Furniture and Equipment, net		13,549
Other Assets		12,544
Total Assets	$	3,293,127
Liabilities and Members' Equity		
Liabilities		
Accrued Expenses	$	862,790
Deferred Compensation		979,376
Liability for Employee Retention Tax Credit		83,598
Total Liabilities		1,925,764
Members' Equity		1,367,363
Total Liabilities and Members' Equity	$	3,293,127

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

Revenues		
Commission Income	$	293,738
Fee Income		2,956,358
Unrealized Gain on Investments		147
Other Revenue		128,432
Total Revenues		3,378,675
Expenses		
Employee Compensation and Benefits		2,795,500
Brokerage Commissions and Clearance Fees		135,981
Communications		101,789
Other Operating and General and Administrative Expenses		388,063
Total Expenses		3,421,333
Net Loss	$	(42,658)

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024

Balance - December 31, 2023	$	1,449,484
Net Loss for the Year 2024		(42,658)
Distributions to Members		(39,463)
Balance - December 31, 2024	$	1,367,363

RICE, VOELKER, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2024

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Loss	$	(42,658)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation		2,703
Unrealized Gain on Investments		147
Changes in Operating Assets and Liabilities:		
Increase in Financial Instruments Owned, at Fair Value		(1,133,868)
Decrease in Receivable from Clearing Broker		145,029
Decrease in Other Assets		13,787
Increase in Deferred Compensation		979,376
Liability for Employee Retention Tax Credit		83,598
Increase in Accrued Expenses		78,045
Net Cash Provided by Operating Activities		126,159
Cash Flows from Investing Activities		
Additions to Fixed Assets		(6,278)
Net Cash Used in Investing Activities		(6,278)
Cash Flows from Financing Activities		
Distributions to Members		(39,463)
Net Cash Used in Financing Activities		(39,463)
Net Increase in Cash and Restricted Cash		80,418
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year		713,021
Cash, Cash Equivalents, and Restricted Cash - End of Year	$	793,439

Note 1. Organization and Nature of Business

Organization

Rice, Voelker, L.L.C. (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, had an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully disclosed basis. The firm closed its trading desk in June of 2024, and has since terminated its relationship with its clearing firm.

The Company's profits and losses are allocated to the members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, are allocated first to members who have positive capital account balances. Membership interests may be redeemed by the Company, subject to certain approvals in accordance with the operating agreement. The percentage interest of each member outstanding immediately following any redemption of interests is increased proportionately, as appropriate, to maintain the aggregate percentage interests of the members at 100%.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments, at Fair Value

Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities are recorded as unrealized gains and losses on investments held during the year.

Furniture and Equipment, net

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets, which range from five to seven years. Depreciation charged to operations amounted to $2,703 for the year ended December 31, 2024.

Major components of furniture and equipment at December 31, 2024 are as follows:

Equipment	$ 237,354
Furniture	114,643
Total	351,997
Accumulated Depreciation	(338,448)
Furniture, and Equipment, net	**$ 13,549**

Note 2. Summary of Significant Accounting Policies (continued)

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company has operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the premeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a monthly basis over the lease term.

Income Taxes

The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code, which provides that the members are taxed on the Company's taxable income or loss. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements. The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2020, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2024, the Company had no uncertain tax positions.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from two customers in 2024. The revenue derived from these customers was 36% of total revenue from customers for the year ended December 31, 2024. There were no accounts receivable outstanding from this customer as of December 31, 2024.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer as these are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- Trading commission revenue: all customer securities transactions and related income are reported in the statement of operations on a trade date basis as it is when the performance obligation is met.
- Fee Income: Fee income consists of Investment banking private placement fees and other transaction advisory fees. Private placement fees are generally recognized at the point in time the transaction is completed (the closing date of the transaction). Other transaction advisory fees are earned over the period of the services provided as the performance obligation is met. Fee income includes: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Advisory related expenses are expensed as incurred. Advisory expenses are recognized within their respective expense category on the statement of operations and any expenses reimbursed by clients are recognized as fee income.

This revenue guidance does not apply to fee income related to research fees and other revenue sources including interest income as these sources of revenue do not have contracts with customers. The Company provides research services to customers. Research fee income is recognized when payment is reasonably assured which is when payment is received.

Recent Accounting Pronouncements

ASC 280-10, *Segment Reporting*, defines an operating segment as a component of a public entity that has discrete financial information that is evaluated regularly by the Company's CODM to decide how to allocate resources and to assess performance. In accordance with ASC 280-10, the Company has determined that the Investment Banking business unit does not meet the quantitative thresholds which would mandate separate reporting. Investment Banking was 3.2% and 3.5% of revenue in fiscal years ended December 31, 2024 and 2023, respectively. Therefore, The Company is reporting its operations into a single operating segment.

Note 3. Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2024.

US Treasury Bills: Valued at the closing market price reported on the active market on which the individual investment securities are traded.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2024, is as follows:

	Level 1	Level 2	Level 3
US Government Fixed Income			
US Treasury Bills	$ $2,473,595	$ -	$ -

Note 4. Revenues

Disaggregated Revenue
The following table presents the Company's total revenues separated as revenues from contracts with customers and other sources of revenues for the year ended December 31, 2024:

Revenues from Contracts with Customers		
Commission income	$	293,738
Fee Income - retainer fees		110,000
Total	$	403,738
Other Sources of Revenue		
Research Fees	$	2,846,358
Interest income		109,280
Unrealized Gain on Investments		147
Misc Income		19,152
Total	$	2,974,937
Total Income		**3,378,675**

Note 5. Commitments and Contingencies

The Company and its employees are subject to federal laws and regulations in the broker-dealer industry as well as regulatory examinations, investigations and legal and other proceedings by regulators in the ordinary course of business. The Company accrues for such amounts when a liability is probable and the amount can be reasonably estimated. The Company believes the reserves it has established for these matters are adequate as of December 31, 2024 and the ultimate resolution of these matters will not have a material adverse effect on the statement of financial condition or statement of operations.

Note 6. Related Party Transactions

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $53,000 for the year ended December 31, 2024. The Company did not have any outstanding receivables/payables to related parties as of December 31, 2024.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,291,799, which was $1,163,415 in excess of its required net capital of $128,384. The Company's aggregate indebtedness to net capital ratio was 1.49 to 1 at December 31, 2024.

Note 8. Defined Contribution Plan

The Company has a 401(k) plan (the "Plan") for employees over the age of 21 who elect to participate in the Plan. Participants in the Plan may make elective contributions up to the annual IRS limit. The Company makes nonelective safe harbor contributions of 3% of an employee's eligible compensation. The Company may also make discretionary profit-sharing contributions. The Company recorded 401(k) contributions expense for the year ended December 31, 2024 of $5,270 which is included in employee compensation and benefits on the statement of operations.

Note 9. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 22, 2025, the date of the filing of this report. The Company exited its Investment Banking business and has entered into a separation agreement on February 13, 2025 with the Managing Director of the Investment Banking unit.

There are no subsequent events after February 22, 2025 that should be included.

RICE, VOELKER, L.L.C.
Supplementary Information
December 31, 2024

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total Members' Equity	$	1,367,363
Deductions and/or Charges		
Fixed Assets		13,549
Other Assets		12,544
Net Capital Before Haircuts on Securities Positions		1,341,270
Haircuts on Securities		(49,472)
Net Capital	$	1,291,798
Aggregate Indebtedness	$	1,925,764
Computation of Basic Net Capital Requirement		
Net Capital Requirement	$	128,384
Excess of Net Capital	$	1,163,414
Net Capital Less 120% of Requirement	$	1,099,223
Ratio: Aggregate Indebtedness to Net Capital		1.49
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company Part II (Unaudited) FOCUS Report (As Amended)	$	1,291,799
Net Capital Per Above	$	1,291,798*

*Difference in Net Capital due to rounding.

RICE, VOELKER, L.L.C.
Supplementary Information
December 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2024, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2024, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Rice, Voelker, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2024, Rice, Voelker, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Rice Voelker LLC
Member FINRA and SIPC
625 Girod St Suite B
Mandeville, LA 70448
985-898-3477

Rice, Voelker, L.L.C.
Exemption Certification
For the Year Ended December 31, 2024

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Adam Parrie, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Rice, Voelker, L.L.C:

1. Rice, Voelker, L.L.C. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) through June of the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (RBC Clearing & Custody), and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;
2. Rice, Voelker, L.L.C. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) per FINRA guidance from July to the end of the most recent fiscal year. The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because commission revenue received by the firm is sent from Marex Prime Services via a Commission Sharing Agreement between Marex and the firm. Trading customers are clients of Marex, and their accounts and funds are maintained by Marex.
3. Rice, Voelker, L.L.C. met the above exempted provisions throughout the most recent fiscal year without exception.

Adam Parrie
Signature

FINOP/CCO
Title

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

We have reviewed management's statements, included in the accompanying Rice, Voelker, LLC (the Company) Exemption Report, in which (a) the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 23, 2025

General background

Rice Voelker, LLC's ("Rice Voelker's" or "the Firm's") operations include Institutional Brokerage Services for institutional clients by providing bespoke trading ideas through its research into listed equities. It also engages in Investment Banking in an agency capacity to provide capital markets and financial advisory services to predominantly private, mid-market companies.

Rice Voelker is a US limited liability corporation (LLC) with clients located in the United States, Canada, and the United Kingdom. Rice Voelker is functionally organized into two business units, each with its own divisional manager who is accountable for unit revenue and performance. Approximately 93% of revenues were from the "Institutional Brokerage" business unit in 2024. Approximately 3% of revenues come from the "Investment Banking" business unit in 2024. The remainder of revenue is interest and dividends (3%).

<u>IMPORTANT NOTE</u>: On February 13th, 2025, Rice Voelker exited the Investment Banking business, and its employees in this business unit exited the Firm.

Rice Voelker does not have any investments accounted for under the equity method. The Firm has a December 31st year-end.

The following is an organization chart for Rice Voelker:


Rice Voelker
[Managing Partner/CODM]
Institutional Brokerage
[Division Manager: Firm Managing Partner]
Investment Banking
[Division Manager: Managing Director, Investment Banking]

The Managing Partner allocates resources and assesses the performance of Rice Voelker primarily based on the results of each business unit. The Managing Partner is also the head of the Institutional Brokerage business unit. The Managing Partner regularly receives information from the Managing Director of Investment Banking (MDIB). The Managing Partner also receives regular information from the Chief Compliance Officer/Financial & Operations Principal (CCO/FinOp) and a separate Operations Manager, who both report directly to the Managing Partner.

Information reported to the CODM

The CODM of Rice Voelker is the Managing Partner. The Operations Manager prepares monthly "Operating Reports", which are sent to the CODM. The Reports reflect each marketing unit's current-month and year-to-date revenues and operating income. The Firm's working capital is reported on a consolidated basis. Operating income, before compensation to the Controlling Partners, is the most important measurement used by the Managing Partner, MDIB, and CCO to assess performance of the business units and for Rice Voelker as a whole. Aside from

compensation to the Controlling Partners, compensation is netted from operating income at the business unit level.

The Managing Partner is apprised of each marketing unit's performance by:

- Routine meetings and discussions, along with written backlog and deals-in-process updates with the MDIB. The most recent business unit Operating Reports are typically used as information sources during these meetings.
- Ongoing independent review of Monthly Operating Reports.
- Regular strategy meetings with the MDIB and partners of the Firm, at which forecasts, business issues, opportunities, and competitors are discussed.

Each month the Firm's partners are provided access to financial statements that summarize revenues, operating income, and working capital for the Firm, including revenue for each of the business units.

The following **Table 1** represents information reported in the Operating Reports.

Rice, Voelker, LLC Segments
Information reported as of and for the year ended December 31, 2024
($ in thousands)

	Institutional Brokerage Services	Investment Banking Services	Unallocated (Interest Income)	Consolidated
Revenue	$3,202	$110	$115	$3,427
% of total	*93%*	*3%*	*3%*	
Operating Income before Controlling Partners' compensation	$1,129	($89)	$115	$1,155
% of total	*98%*	*-8%*	*10%*	
Net Income	($37)	($89)	$115	($12)

Segment Analysis

Determination of the CODM

The CODM of Rice Voelker is the Managing Partner. Although the Firm's partners assist in the decision-making process, the Managing Partner has historically made and is expected to continue to make the overall decisions about Rice Voelker's resource allocation. The Managing Partner also assesses the performance of the Firm's segments.

Determination and identification of operating segments

The Firm's operating segments are its two business units, Institutional Brokerage Services and

Investment Banking. Based on Table 1 above that reflects the Firm's internal reporting, each business unit recognizes revenue, incurs expenses, and has discrete financial information financial information readily available. In addition, the monthly Operating Reports are regularly provided to and are regularly reviewed by the CODM. The CODM regularly meets with MDIB to discuss operating results, forecasts, business issues, etc. The Managing Partner uses the information related to both business units as the basis for assessing the business units' performance and deciding what resources are to be allocated to them.

Determination of Reportable Segments

Rice Voelker aligns its business by its two business units. Based on the analysis of past, current, and future expected results, management concludes the operating segments representing its Institutional Brokerage Services and Investment Banking are qualitatively distinct. Management assesses qualitative characteristics as follows:

- *The nature of the products and services*

  The nature of the production process differs between the Firm's business units. The Institutional Brokerage division provides services for institutional clients by offering bespoke trading ideas through its research into listed equities. The Investment Banking division works in an agency capacity to provide capital markets and financial advisory services to predominantly private, mid-market companies.

- *The type of class of customer for their products and services*

  Each business unit has different types of clienteles. The Institutional Brokerage division engages entirely with institutional money managers who invest in US-listed equities. The Investment Banking division engages with middle-market businesses primarily in the gaming, hospitality, and entertainment industries.

- *The methods used to provide their services*

  Each business unit has distinct methods on providing their services. The Institutional Brokerage division methods primarily involve direct communication with the Firm's institutional investor clientele to discuss potential equity trade opportunities. The Investment Banking division acts as agents for their clients in navigating complex financial transactions across a variety of capital categories, between various counterparties.

- *The nature of the regulatory environment*

  While there is some overlap in the regulatory environment, there are distinct differences between the Institutional Brokerage and Investment Banking divisions which require different internal controls to maintain compliance with the firm's regulators, namely FINRA, the SEC, and the state of Louisiana.

Management has historically determined the operating segments meet the qualitative criteria for aggregation into two segments, namely Institutional Brokerage Services and Investment Banking.

The Firm possesses no sub-marketing units that meet the aggregation criteria listed in ASC 280-10-50-11.

It is notable that the firm has only 12 employees: 5 in Brokerage, 5 in Investment Banking, and 2 in support roles (the CCO/FinOp and Operations Manager).

Quantitative thresholds

Rice Voelker next performs the quantitative assessments necessary to determine which of its operating segments are required to be presented separately as reportable segments in its segment disclosures. The quantitative threshold tests are based on the combined total of Rice Voelker's operating segments. In this case, the total is not adjusted for intersegment items that are otherwise eliminated in consolidation, since the operating segments' results are reported to the CODM inclusive of such items (i.e., segment performance measures used to assess marketing unit performance include inter-firm transactions).

Assessments of the 10% tests are as follows:

A. 10% test – revenue

As illustrated in Table 1 above, only the Institutional Brokerage segment meets the 10% revenue test that requires separate presentation in Rice Voelker's segment disclosures.

B. 10% test – profit (Operating income)

The Firm uses operating income as its measure of segment profit or loss. Accordingly, for the 10% test, the Firm chose operating income before compensation to its Controlling Partners, as this metric applies to both segments. The overall profit measure reported in the Firm's financial statements is reported net of compensation to the Firm's Controlling Partners because such compensation is variable, discretionary, and tied to the operating income of the Institutional Brokerage unit.

The Institutional Brokerage segment is the only segment that meets the 10% segment profit test requiring separate presentation in the Firm's segment disclosures. As illustrated, only the Institutional Brokerage segment had a profit. As noted in FSP 25.6.1, if segments report a profit and others report a loss, the calculations must be done separately for all those with a profit and all those with a loss.

C. 10% test – assets

Because a measure of operating segment assets is not reported to Rice Voelker's CODM, the 10% asset test is not applicable.

Immaterial operating segments which meet the majority of the aggregation criteria

Following aggregation of the two operating segments that meet all of the aggregation criteria in ASC 280-10-50-11 and the application of the 10% tests, only the Institutional Brokerage segment meets any of the 10% tests requiring separate presentation as a reportable segment.

The Firm has determined it will consolidate the Institutional Brokerage and Investment Banking units into a single reporting segment given that the Institutional Brokerage segment is the only unit that passed the 10% test, as detailed above. The Firm will report its financial results as a single

segment and will continuously evaluate additional segment disclosure requirements if it expands its operations outside of Institutional Brokerage.

D. The 75% revenue test

Institutional Brokerage and Investment Banking segments represent 100% of revenue. No further reportable segments exist nor are required to be disclosed.

Measurement

Rice Voelker's measure of segment profitability that is used by management is operating income before compensation to its Controlling Partners. Management has determined that, in accordance with ASC 280-10-50-28A, it will report segment profit or loss. Thus, operating income will be reported as the measures of segment profit in the segment disclosure. In accordance with ASC 280-10-50-30, it must reconcile aggregate operating income for the reportable segments to consolidated income before income taxes. In Rice Voelker's situation, operating income net of compensation to its Controlling Partner is closest to consolidated income before income taxes.

Information about profit or loss and assets

Operating income is the measure of segment profitability regularly reviewed by the CODM. No segment-level disclosure is required of interest income, unusual charges, and income tax expense/benefit, since these amounts are not included in operating income and they are not separately provided regularly to the CODM related to the individual segments. Further, Rice Voelker does not have any investments accounted for under the equity method. Since asset information by operating segment is not reported to the CODM, the individual asset disclosures described in ASC 280-10-50-22 are not applicable to the Firm.

Information about significant segment expenses

Rice Voelker has determined that its significant segment expense categories are employee compensation (including health insurance), rent, technical services, professional fees, and travel, as these reflect the segment-level expense information that is regularly provided to the CODM and included in the reported amounts of segment operating income. Rice Voelker considered relevant qualitative and quantitative factors when determining whether these segment expense categories and amounts were significant.

Entity-wide disclosures

A. Information about services

The CODM has access to and regularly reviews internal financial reporting by marketing unit, which are organized by service line. The operating segments are aggregated into reportable segments based on similar services, and Rice Voelker does not generate any service revenues. Therefore, entity-wide disclosures of information about services are not required.

B. Information about geographic areas

All of Rice Voelker's revenue is generated by U.S. operations. The Firm derived 94.4% of 2024 revenue from customers in the US, 3.6% Canada, and 2.0% UK. No other sources of revenue exist from other countries. Rice Voelker consolidates its revenue from its customers in these three

countries into a single line item because it has no subsidiaries, nor subsidiaries in other countries. For its disclosure, Rice Voelker determined that foreign sources of revenue will be reported in the US, where the Firm is domiciled. Rice Voelker has no assets in a foreign country.

C. Information about major customers

Rice Voelker has two customers representing greater than 10% of its consolidated revenues. Customer A and Customer B represented 25.3% and 10.6% of fiscal year 2024 revenue, respectively.